

April 30, 2012

Via E-mail
Joseph Bucci
Chief Executive Officer
Coastal Pacific Mining Corporation
927 Drury Avenue, NE
Calgary, Alberta T2E OM3

> **Re: Coastal Pacific Mining Corporation**
> **Form 20-F for Fiscal Year Ended April 30, 2011**
> **Filed November 15, 2011**
> **File No. 000-53617**

Dear Mr. Bucci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended April 30, 2011

Notes to Financial Statements, page F-7

Note 3. Income Taxes, page F-9

1.   We note your disclosure that you have losses carried forward of approximately $3,479,700, which expire starting 2027. Please provide draft disclosure to be included in future filings that provide all the required disclosures in ASC 740-10-50.

Note 6. Stockholders' Equity, page F-11

2.   We note you disclosed that during the fiscal year ended April 30, 2011, you settled US$267,804 of debt with 133,901,985 shares of your common stock valued at CD$645,343 and recorded a CD$367,357 loss on debt extinguishment in your statements

of operations. We further note that you issued 2,000,000 shares of your common stock valued at CD$683,330 related to mineral option agreements and 200,000 shares for consulting services valued at CD$8,800. Please tell us how you determined the value of your common stock for the debt settlement ($0.005), the mineral option agreement ($0.34) and the consulting services ($0.04), how you calculated your loss from debt extinguishment and cite the authoritative literature that supports your accounting for these transactions.

Note 7. Related Party Transactions, page F12

3.   Tell us and provide draft disclosure, to be included in future filings that describe the short term loan – related party balance of CD$1,290,858 at April 30, 2011.

Exhibits 12.1 and 12.2

4.   Please confirm to us that in future filings you will revise the certifications required by Rule 13a-14(b) of the Exchange Act to conform to the exact language set forth in paragraph 12 of the instructions as to exhibits of the Form 20-F. In particular, please revise paragraph 4 to include the introductory language referring to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company," and eliminate the references "small business issuer" and "the registrant," to refer to yourself as the company in paragraphs 3-5 of the certifications.

Engineering Comments

General

5.   Please correct your commission file number on the cover of your periodic and current filings to read 000-53617, which was assigned in conjunction with your filing of the Form 8-A registration statement on June 6, 2009.

6.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website and in some press releases. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. If you continue to make references on your web site and/or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

>   "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred,"

which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

Risk factors, page 6

7.   We note you referenced environmental studies and permitting requirements in your risk factors. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Information on The Company, page 11

8.   We note that the website and email addresses provided in your filing are incorrect. Please correct your email address and website location to www.coastalpacificminingcorp.com and info@coastalpacificminingcorp.com.

Property, Plants and Equipment, page 17

9.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

10. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Hotstone Property, page 19

11. We note you are reporting assay values as high as 3.14 ounces per ton in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

12.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining